SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras awarded for the third time as
the most traded company at Bovespa

(Rio de Janeiro, December 13, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that, was granted, for the third time in a row, the “PUBLICLY TRADED COMPANY CATEGORY – THE MOST TRADED” award in the “2007 Highlight Award” held on December 11 by the São Paulo Stock Exchange – Bovespa.

Petrobras’ shares have been showing increasing liquidity. Particularly the preferred shares have been the most liquid listed in the Stock Exchange, both per number of transactions and in financial volume. This liquidity is important, as it influences Petrobras’ participation in the calculation of the weights regarding the stock listed in Ibovespa’s so-called theoretical portfolio. The shareholders’ great interest in the company has turned Petrobras into the corporation with the biggest weight in this portfolio, a fact that is expected to be repeated next year, as shown by the first theoretical portfolio forecast for the period ranging from January to April 2008.

Winning the “MOST TRADED” award three times in a row is one of the facts that show Petrobras’ ongoing efforts to boost its shareholder base, which grew by 52,385 new participants in the past two years, in part as a result of the September 2005 share split. It is also a sign of the market’s acknowledgement of the equal treatment the company gives to all of its investors and is a retribution for the initiatives that were carried out to facilitate access by small and midsize investors to Petrobras-issued bonds. Furthermore, it also reflects the investors’ trust in increasing their savings in the shares issued by a company whose investments are fully in line with the performance strategy it announced to the market.

The company’s transparent performance, based on ethical principles and on respect for the environment and for the society was also reflected in Petrobras’ having been maintained on Bovespa’s Corporate Sustainability Index (CSI) and on the main global index of this category, i.e., the Dow Jones Global Sustainability Index (DJSI). And Petrobras hopes to continue contributing to strengthening and democratizing the Brazilian capital market and to increasing the investors’ trust in the company’s performance even more.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.